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UNBRIDLED ENERGY CORPORATION

SUITE 400 – 2424 4TH STREET SW

CALGARY, AB  T2S 2T4

TELEPHONE:  403.244.7808

FAX:  403.244.7806

INFORMATION CIRCULAR

(as at April 28, 2008, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Unbridled Energy Corporation (the “Company”) for use at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, June 3, 2008 (the “Meeting”) and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company.  All costs of solicitation will be borne by the Company.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for () delivering these materials to you, and () executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.  (For further information relating to non-registered owners, see the discussion below under “INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES”.)

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the Chairman and the Secretary of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.  To be valid, a proxy must be in writing and executed by the shareholder or its attorney authorized in writing, unless the shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form.  Completed proxies must be received by Pacific Corporate Trust Company not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.  The mailing address for Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its fax number is 604.689.8144.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the beneficial shareholders’ own names.  Rather, such shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as “Intermediaries”).  Shareholders who do not hold their shares in their own names (referred to in this Information Circular as “non-registered owners”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable Intermediary as a proxyholder.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBO’s”.  Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBO’s”.

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators), the Company has elected to seek voting instructions directly from NOBO’s.  The Intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”).  This form is provided instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner.  VIF’s, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the shares which they beneficially own.  If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

EXERCISE OF DISCRETION

Shares represented by proxy are entitled to be voted on a show of hands or any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 44,533,968 fully paid and non-assessable common shares, each share carrying the right to one vote.  THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Any shareholder of record at the close of business on April 28, 2008 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the “Act”).

The following table sets out the names of the nominees for election as directors, the province or state and the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Name, Position, Province/State and Country of Residence(1)(2)	Principal Occupation or Employment(1)	Period as a Director of the Company	No. of Shares(1)
CRAIG STEINKE(5) Director & Chairman Resident of BC, Canada	President, Reconnaissance Energy International	October 17, 2006 to date	4,130,750(7)
JOSEPH H. FRANTZ, JR.(3)(4)(6) Director, President & Chief Executive Officer Resident of Pennsylvania, USA	President & Chief Executive Officer of the Company	October 17, 2006 to date	655,000
DANIEL O’BYRNE Director Resident of Alberta, Canada	Vice-President, Operations & Chief Operating Officer, Provident Energy Trust	March 17, 2006 to date	50,000
ROBERT D. PENNER(3)(4)(5)(6) Director Resident of Alberta, Canada	Retired Sr. Tax Partner of KPMG	June 18, 2007 to date	50,000
RICHARD J. DAY(3)(4)(5)(6) Director Resident of New York, USA	Partner, Hiscock & Barclay, LLP, January 2002 to date	September 11, 2007 to date	44,443

NOTES:

(1)

The information as to province/state and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.  The description of the principal occupation or employment for Richard J. Day is for the past five years.

(2)

None of the proposed nominees for election as a director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

(3)

Member of Audit & Finance Committee.

(4)

Member of Disclosure Committee.

(5)

Member of Nominating & Corporate Governance Committee.

(6)

Member of Compensation Committee.

(7)

Of this amount, 3,000,000 shares are owned by Reconnaissance Energy Corporation, a company controlled by Mr. Steinke.

None of the proposed nominees for election as a director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance is the process and structure used to direct and manage the business and affairs of an issuer with the objective of enhancing value for its owners.  National Instrument 58-101 of the Canada Securities Administrators – Disclosure of Corporate Governance Practices (“NI 58-101”) requires the Company to disclose in this Information Circular a summary of its corporate governance protocols.

Board of Directors

As at the date hereof, the Board of Directors of the Company consists of five directors, one of whom is an independent director as defined in NI 58-101, meaning that, in each case, he has no direct or indirect relationship with the Company which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgment, and is not otherwise deemed not to be independent. Applying the criteria in NI 58-101, Robert Penner is an independent director.  Richard Day is considered not to be independent on the basis that he is a partner at a law firm that provides ongoing legal services to the Company, Daniel O’Byrne is considered not to be independent on the basis that he is an immediate family member of an executive officer of the Company and Joseph Frantz Jr. and Craig Steinke are both considered not to be independent on the basis that they are executive officers of the Company.

Other Directorships

The following director of the Company is a director of other issuers that are reporting issuers or the equivalent in Canada or elsewhere:

DIRECTOR	REPORTING ISSUERS
Robert Penner	Corridor Resources Inc. Storm Cat Energy Corporation Sustainable Energy Technologies Ltd.	Gastar Exploration Ltd. Terra Energy Corp.

Mandates

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company.  Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company.  In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•

the strategic planning process of the Company;

•

identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

•

planning for succession of management;

•

the Company's policies regarding communications with its shareholders and others; and

•

the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position.  The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its Committees.  Management personnel regularly attend Board meetings to provide information and answer questions.  Directors also consult from time to time with management.  At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

The Board discharges specific responsibilities directly through its Committees, currently consisting of the Audit & Finance Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Disclosure Committee.  The Board of directors of the Company have adopted written mandates for each Committee.  The text of each Committees’ written mandate is attached to this Information Circular as Appendix A.

Orientation and Continuing Education

The Board does not have a formal orientation and education program for new directors.  Upon joining the Board, each director is provided with an orientation program regarding the role of the Board, its committees and its directors, and the nature and operation of the Company’s current and past business.  They are also provided with a copy of the Company’s Corporate Disclosure Policy and with copies of the Audit & Finance, Compensation, and Nominating and Corporate Governance Committee charters.  The Board encourages directors to participate in continuing education opportunities in order to ensure that the directors may maintain or enhance their skills and abilities as directors, and maintain a current and thorough understanding of the Company’s business.

Ethical Business Conduct

Corporate governance is the structure and process used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value.  The Board of Directors believes that the Company has in place corporate governance practices that are both effective and appropriate to the Company’s size and business operations.  Because of its size and composition, the Board does not find it necessary to have in place many formal processes in order to ensure effective corporate governance.  For these reasons, the Board has not adopted a formal Code of Conduct.

The Company regards maintaining a culture of ethical business conduct and social responsibility as critically important.  Management consistently strives to instil the Company’s principles into the practices and actions of the Company’s management and employees.

Nomination of Directors

The Nominating and Corporate Governance Committee is composed of three Board members:  Craig Steinke, Robert Penner and Richard Day. The Nominating and Corporate Governance Committee is responsible for identifying new candidates for the Board as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board.

Compensation

The Compensation Committee is composed of three Board members:  Joseph Frantz Jr., Robert Penner and Richard Day. The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of senior management of the Company, evaluating performance in light of those goals and making recommendations to the Board with respect to executive compensation levels based on that evaluation, reviewing and making recommendations to the Board with respect to the adequacy and form of the compensation of the directors, and reviewing executive compensation disclosure before it is publicly issued.

Audit & Finance Committee

The Audit & Finance Committee is composed of three Board members:  Robert Penner, Richard Day and Joseph Frantz Jr.  For more detailed disclosure respecting the Audit & Finance Committee see “Audit & Finance Committee” set out below.

Disclosure Committee

The Disclosure Committee is composed of three Board members:  Joseph Frantz Jr., Robert Penner and Richard Day.  The Disclosure Committee is responsible for ensuring that information required to be disclosed by the Company is recorded, processed, summarized, approved and reported within the time periods specified in the applicable Canadian securities rules and regulations.

Other Board Committees

The Board has no standing committees other than the Audit & Finance Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Disclosure Committee.

Assessments

The mandate of the Nominating and Corporate Governance Committee includes overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board.  To date, given the small size of the Board and the frequency with which its meetings are held, the Board has not found it necessary to institute any formal process in order to satisfy itself that the Board, its committees and its individual directors are performing effectively.

AUDIT & FINANCE COMMITTEE

Audit & Finance Committee’s Charter

The text of the Company’s Audit & Finance Committee Charter is attached as Appendix A to this Information Circular.

Composition of the Audit & Finance Committee

As at the date hereof, the members of the Audit & Finance Committee are Joseph Frantz Jr., Robert Penner and Richard Day.  Pursuant to the meaning of independence set out in Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), Mr. Frantz is considered not to be independent on the basis that he is the President & Chief Executive Officer of the Company.  Mr. Penner is considered to be independent.  Mr. Day is considered not to be independent on the basis that he is a partner at a law firm that provides ongoing legal services to the Company.  Each of the members of the Audit & Finance Committee is financially literate within the meaning of Section 1.5 of MI 52-110 presently in effect in all provinces of Canada except British Columbia, in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit & Finance Committee Oversight

At no time since the commencement of the Company’s most recently completed eight-month fiscal period ended December 31, 2007 did the board of directors of the Company decline to adopt a recommendation of the audit & finance committee to nominate or compensate an external auditor.

Relevant Education and Experience

Mr. Penner is a Chartered Accountant (CA) since 1970.  Prior to retirement in 2004, he was a partner at KPMG for 25 years.  He is a graduate member of “Institute of Corporate Directors” director education program.

Mr. Frantz is a shale gas, tight gas sand and coalbed methane specialist.  He has worked on unconventional reservoirs for 18 of his 24 years in the industry.  His areas of experience in unconventional reservoirs include project management, exploratory and development evaluations, well test and production data analysis, reservoir simulation, reserve studies, hydraulic fracturing, and horizontal well evaluations.  He is also experienced in gas storage projects.  He received his B.S. degree in 1981 in Petroleum and Natural Gas Engineering from the Pennsylvania State University and is a Registered Professional Engineer.

Mr. Day graduated cum laude from Bucknell University with a B.A. in 1973 and graduated from Cornell University Law School in 1976.  His relevant experience includes that he is a partner in Hiscock & Barclay, specializing in mergers and acquisitions and transactional law; general corporate and business law.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed eight-month fiscal period ended December 31, 2007 has the issuer relied on:  (a) the exemption in section 2.4 (De Minimis Non-audit Services), or (b) an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

As at the date of this Information Circular, the Audit & Finance Committee has not adopted any specific policies or procedures for the engagement of non-audit services.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years or periods, as applicable, for audit fees were $35,000 for the fiscal year ended April 30, 2007, and $55,000 for the eight-month fiscal period ended December 31, 2007.

Audit-Related Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years or periods, as applicable, for additional services related to the performance of the audit or review of the Company’s financial statements were nil for both the fiscal year ended April 30, 2007 and for the eight-month fiscal period ended December 31, 2007.

Tax Fees

The aggregate fees billed in each of the last two fiscal years or periods, as applicable, for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning were nil for the fiscal year ended April 30, 2007, and $10,134.60 for the eight-month fiscal period ended December 31, 2007.  These professional services relate to meetings and discussions with management, review of US-Canada GAAP reconciliation for inclusion in Form 20-F, review of Form 20-F and preparation of Form T106 and Form T1134B.

All Other Fees

During the last two fiscal years or periods, as applicable, other than as disclosed above, the Company has not incurred any other fees for products or services provided by its external auditors.

Exemption for Venture Issuers

As a venture issuer, the Company is exempt from the provisions of MI 52-110 that would otherwise require its audit & finance committee to be constituted in accordance with Part 3 of MI 52-110, and the Company to provide comprehensive disclosure about the members of its audit & finance committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2007, the Chief Executive Officer and the former and current Chief Financial Officers of the Company (the “Named Executive Officers”).  There were no other executive officers of the Company whose total salary and bonus exceeded $150,000 during the eight-month fiscal period ended December 31, 2007.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
Joseph Frantz Jr. President & Chief Executive Officer(1)	Eight Months Ended Dec. 31/07 Twelve Months Ended April 30/07	$97,500 Nil	Nil Nil	$11,835(2) $58,230(2)	Nil 400,000	Nil $93,000(3)	N/A N/A	N/A N/A
Susan Wong Former Chief Financial Officer(4)	Eight Months Ended Dec. 31/07 Twelve Months Ended April 30/07 Twelve Months Ended April 30/06	Nil Nil Nil	Nil Nil Nil	Nil $33,000 $18,500	Nil Nil Nil	Nil $6,400(5) Nil	N/A N/A N/A	N/A N/A N/A
J. Michael Scureman Current Chief Financial Officer(6)	Eight Months Ended Dec. 31/07	$75,000	$10,000	$5,400(7)	400,000	Nil	N/A	N/A

NOTES:

(1)

Joseph Frantz Jr. was appointed President and Chief Executive Officer of the Company on September 22, 2006.

(2)

These amounts were paid to Mr. Frantz pursuant to his employment agreement dated September 1, 2006, as amended and restated on September 11, 2007.

(3)

Shares were issued to Mr. Frantz on September 19, 2006 (as to 100,000) and April 27, 2007 (as to 25,000) pursuant to private placements.  The 100,000 shares were subject to a four month hold period that expired on January 20, 2007 and the 25,000 shares were subject to a four month hold period that expired on August 28, 2007.

(4)

Susan Wong resigned as Chief Financial Officer of the Company on June 11, 2007.

(5)

10,000 shares were issued to Ms. Wong on December 13, 2006 pursuant to a private placement and these shares were subject to a four month hold period that expired on April 14, 2007.

(6)

J. Michael Scureman was appointed Chief Financial Officer of the Company on June 11, 2007.

(7)

This amount was paid to Mr. Scureman pursuant to his employment agreement dated May 17, 2007.

Stock Options

The following table sets forth stock options granted during the eight-month fiscal period ended December 31, 2007 to the Named Executive Officers:

Option Grants During the Most Recently Completed Fiscal Period

Name	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Eight Month Fiscal Period Ended December 31, 2007	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
J. Michael Scureman	400,000(1)	39.4%(2)	$0.75	$0.66	July 17, 2012

NOTES:

(1)

This option vested as to 50,000 shares on each of July 18, 2007, October 18, 2007, January 18, 2008 and April 18, 2008 and will vest as to 50,000 shares every three months thereafter until fully vested.

(2)

This figure represents the percentage of all of the Company’s options granted during the eight-month fiscal period ended December 31, 2007, including those granted to directors, consultants and senior officers.

The following table sets forth details of the eight-month fiscal period end value of unexercised options on an aggregate basis held by the Named Executive Officers:

Aggregated Option Exercises During the Most Recently Completed Fiscal Period

and Fiscal Period-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Period-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Fiscal Period-End ($) Exercisable/ Unexercisable(1)
Joseph Frantz Jr.	Nil	N/A	400,000(2) (300,000 Exercisable & 100,000 Unexercisable)	N/A
J. Michael Scureman	Nil	N/A	400,000 (100,000 Exercisable & 300,000 Unexercisable)	N/A

NOTES:

(1)

Based on the closing price of $0.315 for the shares of the Company on December 31, 2007.

(2)

Stock option to purchase 400,000 shares granted on September 5, 2006 exercisable until September 5, 2011 at a price of $1.32 per share, which exercise price was reduced to $0.75 per share effective January 7, 2008, subject to disinterested shareholder approval and acceptance by the TSX Venture Exchange (see “Particulars of Other Matters to be Acted Upon – Approval of Repricing of Previously Granted Stock Options”).

Option Repricings

No stock options held by the Named Executive Officers were repriced during the eight-month fiscal period ended December 31, 2007.  However, subsequent to the eight-month fiscal period ended December 31, 2007, namely on January 7, 2008, subject to disinterested shareholder approval and the requisite acceptance by the TSX Venture Exchange (the “Exchange”), an option to purchase 400,000 common shares held by Joseph Frantz Jr. was repriced from $1.32 per share to $0.75 share.  See “Particulars of Other Matters to be Acted Upon – Approval of Repricing of Previously Granted Stock Options”.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Joseph H. Frantz Jr.

Effective September 1, 2006, as amended and restated on September 11, 2007, the Company entered into a written employment agreement with Joseph H. Frantz Jr. which provided for his employment as President and Chief Executive Officer of the Company commencing on September 21, 2006 (the “Amended & Restated Employment Agreement”).  The Amended & Restated Employment Agreement provides for compensation with respect to Mr. Frantz’s annual base salary and participation in the Company’s Share Option Plan.  The Amended & Restated Employment Agreement provides for an annual salary of US$130,000 and Mr. Frantz is entitled to benefits similar to those enjoyed by the Company’s other senior management pursuant to the Company’s normal benefit plan, practices and policies.  Mr. Frantz is subject to customary restrictive covenants following the termination of his employment.

J. Michael Scureman

Effective May 17, 2007, the Company entered into a written employment agreement with J. Michael Scureman which provided for his employment as Chief Financial Officer of the Company commencing on June 11, 2007 (the “Scureman Employment Agreement”).  The Scureman Employment Agreement provides for compensation with respect to Mr. Scureman’s annual base salary and participation in the Company’s Share Option Plan.  The Scureman Employment Agreement provides for an annual salary of US$130,000 and Mr. Scureman is entitled to benefits similar to those enjoyed by the Company’s other senior management pursuant to the Company’s normal benefit plan, practices and policies.  Mr. Scureman is subject to customary restrictive covenants following the termination of his employment.

Share Option Plan

The Company has in place a Share Option Plan (the “Plan”) for the benefit of directors, officers, employees, management company employees and consultants of the Company.  The Plan provides that the directors of the Company may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Plan.  The maximum aggregate number of common shares that may be reserved for issuance under the Plan is equal to 10% of the issued and outstanding common shares at the time of the option grant.  The exercise price of an option issued under the Plan is determined by the directors, but may not be less than the market price of the Company’s shares on the date of grant less any available discount.  No option may be granted for a term longer than five years if the Company is a Tier 2 company and 10 years if the Company is a Tier 1 company.  An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Plan by reason of death, retirement or otherwise.

Compensation of Directors

The Company has no pension plan or other arrangement for cash or non-cash compensation to the directors of the Company, other than the Named Executive Officers, except stock options.  During the eight-month fiscal period ended December 31, 2007:

(a)

on July 18, 2007, Robert Penner was granted a stock option to purchase 100,000 common shares in the capital of the Company exercisable for a term of five years expiring on July 17, 2012 at a price of $0.75 per share.  This option, which has not yet been exercised, vested as to 12,500 common shares on each of July 18, 2007, October 18, 2007, January 18, 2008 and April 18, 2008 and will vest as to 12,500 common shares every three months thereafter until fully vested; and

(b)

on November 20, 2007, Richard Day was granted a stock option to purchase 100,000 common shares in the capital of the Company exercisable for a term of five years expiring on November 19, 2012 at a price of $0.75 per share.  This option will vest as to one-third on May 20, 2008 and as to one-third every six months thereafter until fully vested.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s eight-month fiscal period ended December 31, 2007, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	2,715,000(1)	$1.10(2)	1,738,396(3)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,715,000	$1.10	1,738,396

NOTES:

(1)

This figure represents 6.1% of the Company’s issued and outstanding common shares as at December 31, 2007.  Subsequent to the eight-month fiscal period ended December 31, 2007, an option to purchase 100,000 shares terminated on January 2, 2008 and options to purchase an aggregate of 400,000 common shares expired unexercised on March 28, 2008.

(2)

Based on the original exercise prices of the outstanding options as at December 31, 2007.

(3)

Based on 44,533,968 common shares of the Company issued and outstanding as at December 31, 2007.  The maximum aggregate number of common shares of the Company that may be reserved for issuance under the Plan is equal to 10% of the issued and outstanding common shares at the time of the option grant.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Amended & Restated Employment Agreement with Joseph Frantz Jr.

See “Termination of Employment, Change in Responsibilities and Employment Contracts” above for details regarding an Amended & Restated Employment Agreement with Mr. Frantz.

Amended & Restated Employment Agreement with Robert Pryde

The Company entered into an Amended & Restated Employment Agreement made effective August 15, 2006, as amended on September 11, 2007, with Robert Pryde whereby certain provisions relating to restrictive covenants, termination of employment and indemnity were amended and restated.

Transfer Within Escrow

Effective October 5, 2007, pursuant to an Escrow Agreement in Form 46-201F1 dated September 28, 2004, a total of 150,000 escrow shares were transferred by Craig Steinke to J. Michael Scureman.

Unit Private Placement

On October 26, 2007, the Company issued by way of private placement a total of 1,183,172 units at a price of $0.45 per unit, each unit consisting of one common share and one warrant.  Each warrant entitles the holder to purchase one additional common share for a term of 12 months ending on October 26, 2008 at a price of $0.75 per share.  Richard Day, a director of the Company, participated in this private placement as to 44,443 units.

Repricing of Stock Options

See “Particulars of Other Matters to be Acted Upon – Repricing of Previously Granted Stock Options” below for details regarding the repricing of stock options previously granted to directors and officers of the Company.

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since May 1, 2007 which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

The management of the Company will recommend to the Meeting to appoint BDO Dunwoody LLP as auditors of the Company.  Effective January 1, 2008, BDO Dunwoody LLP merged with Amisano Hanson, who were first appointed auditors of the Company on July 1, 2005.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Continuance of Share Option Plan

In accordance with the policy of the TSX Venture Exchange (the “Exchange”) governing stock options, all issuers are required to adopt a share option plan pursuant to which stock options may be granted.

The Company currently has a share option plan (the “Plan”) as previously approved by the directors, and as also first approved by the shareholders of the Company at a Special Meeting held on July 12, 2006.  The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.  The Plan provides for the issuance of stock options to acquire up to 10% of the Company’s issued and outstanding capital as at the date of grant.  This is a “rolling” plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases.

The Exchange policy requires that such Plans be approved by shareholders annually, at the company’s annual general meeting.  Continuation of the Plan will be subject to the approval of the shareholders of the Company and review and acceptance by the Exchange.  For the principal features of the Plan, see “Executive Compensation – Share Option Plan”.

A copy of the Plan will be available at the Meeting for review by the shareholders.  In addition, upon request, shareholders may obtain a copy of the Plan from the Company prior to the Meeting.

Accordingly, the shareholders of the Company will be requested at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that:

1.

the Company’s share option plan (the “Plan”), as described in the Information Circular of the Company dated April 28, 2008, be and is hereby ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange;

2.

the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan, entitling the option holders to purchase up to that number of common shares that is equal to 10% of the issued and outstanding capital of the Company at the time of the grant;

3.

the outstanding stock options which have been granted prior to the renewal of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

4.

any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to the foregoing resolutions and to complete all transactions in connection with the continuation of the Plan.”

Repricing of Previously Granted Stock Options

Subject to acceptance for filing thereof by the Exchange and receipt of disinterested shareholder approval, on December 4, 2007 the directors approved, effective the date of issuance of the news release announcing the repricing (namely January 7, 2008), an amendment to the exercise price of previously granted stock options held by certain insiders of the Company.  A total of 1,100,000 options (the “Options”) previously granted to insiders of the Company are being repriced to $0.75 per share to reduce the discrepancy in exercise pricing of stock options that has developed over time between option holders and to ensure that the Options provide an achievable incentive.  The details of the repricing are as follows:

Name of Optionee	Date of Grant	No. of Options Repriced	Exercise Price at the Time of Grant	New Exercise Price	Expiry Date
Carmen Etchart	May 15/06	100,000	$1.41	$0.75	May 14/11
Robert Pryde	Aug. 17/06	400,000	$1.32	$0.75	Aug. 17/11
Michael O’Byrne	Aug. 17/06	200,000	$1.32	$0.75	Aug. 17/11
Joseph Frantz Jr.	Sept. 5/06	400,000	$1.32	$0.75	Sept. 5/11
TOTAL:		1,100,000

The repricing of the Options is subject to approval by a majority of the votes cast at the Meeting other than votes attached to shares beneficially owned by insiders to whom options may be granted under the Plan and their associates.  The number of votes attaching to shares held directly or indirectly by the insiders and their associates that will not be voted is 7,840,193 common shares.  Accordingly, the disinterested shareholders of the Company will be asked to consider and, if thought fit, pass the following ordinary resolution:

“RESOLVED, as an ordinary resolution of the disinterested shareholders, that:

1.

subject to acceptance by the TSX Venture Exchange, the reduction in the exercise price to $0.75 per share of a total of 1,100,000 options, as described in the Company’s Information Circular dated April 28, 2008, is hereby ratified, confirmed and approved; and

2.

any one of the directors or officers of the Company be and is hereby authorized and directed to do all such things as may be necessary or desirable, in the opinion of such director or officer, to give effect thereto.”

The amendments to the foregoing Options will not be effective unless and until they have been approved by the disinterested shareholders of the Company at the Meeting and accepted for filing by the Exchange.  If the foregoing ordinary resolution is not passed at the Meeting, the exercise price of the Options will continue to be the exercise price at the time of grant as set out above.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at its offices located at Suite 400, 2424 4th Street SW, Calgary, Alberta, T2S 2T4 or by telephone at 403.244.7808 to request copies of the Company’s financial statements and MD&A.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed fiscal period.

DATED at Vancouver, British Columbia, this 28th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Carmen Etchart”

Carmen Etchart, Secretary